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                           June 14, 2022

       Jingyan Wu
       Chief Financial Officer
       EZGO Technologies Ltd.
       Building #A, Floor 2
       Changzhou Institute of Dalian University of Technology
       Science and Education Town
       Wujin District, Changzhou City
       Jiangsu, China 213164

                                                        Re: EZGO Technologies
Ltd.
                                                            Form 20-F for the
Year Ended September 30, 2021
                                                            Filed January 27,
2022
                                                            File No. 001-39833

       Dear Ms. Wu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended September 30, 2021

       Part I, page 1

   1.                                                   At the onset of Part I,
please revise to disclose prominently the following:
                                                            whether your
auditor is subject to the determinations announced by the PCAOB on
                                                            December 16, 2021;
                                                            whether and how the
Holding Foreign Companies Accountable Act, the Accelerating
                                                            Holding Foreign
Companies Accountable Act, and related regulations will affect your company, including
the time frame change in PCAOB inspections for two
                                                            consecutive years
instead of three years;
                                                            whether you have
been or expect to be identified by the Commission under the
                                                            HFCAA; and
 Jingyan Wu
FirstName  LastNameJingyan Wu
EZGO Technologies  Ltd.
Comapany
June       NameEZGO Technologies Ltd.
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                a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.
2. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE)
         based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.
          Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you have registered for sale, including that it could cause the value of such securities to significantly decline or become worthless.
          Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
3. At the onset of Part I, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the
company   s operations in
         China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you have registered for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions
         by China   s government, such as those related to the use of variable interest entities and
         data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.
4. At the onset of Part I, please clearly disclose how you will refer to the holding company, subsidiaries, and VIE when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using
terms such as    we    or
            our    when describing activities or functions of a VIE. For
example, disclose, if true, that
         your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile)
         in which investors are purchasing an interest.

Item 3. Key Information, page 2

5. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the
company   s corporate
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FirstName  LastNameJingyan Wu
EZGO Technologies  Ltd.
Comapany
June       NameEZGO Technologies Ltd.
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         structure, identifying the person or entity that owns the equity in each depicted entity.
         Describe all contracts and arrangements through which you claim to have economic rights
         and exercise control that results in consolidation of the VIE   s
operations and financial
         results into your financial statements. Identify clearly the entity in which investors are
         purchasing their interest and the entity(ies) in which the company   s
operations are
         conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the British
         Virgin Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
7. At the onset of Item 3, disclose the risks that your corporate structure and being based in
         or having the majority of the company   s operations in China poses to
investors. In
         particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you have registered for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. Disclose each permission or approval that you, your subsidiaries, or the VIE are required to obtain from Chinese authorities to operate your business and to offer the securities registered to foreign investors. State whether you, your subsidiaries, or VIE are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve the VIE   s operations, and state affirmatively
whether you have
         received all requisite permissions or approvals and whether any permissions or approvals
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FirstName  LastNameJingyan Wu
EZGO Technologies  Ltd.
Comapany
June       NameEZGO Technologies Ltd.
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         have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
9. At the onset of Item 3, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIE, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
Item 3.D. Risk Factors, page 2

10. We note your disclosures about the Holding Foreign Companies Accountable Act on pages 29 and 30. Please enhance your disclosures to reflect that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland
         China or Hong Kong. Disclose whether you have been or expect to be identified by the
         Commission under the HFCAA and what impact that may have on your ability to continue to offer your securities.
11. We note your disclosure on page 16 that the British Virgin Islands holding company effectively controls and receives substantially all of the economic
benefits of the VIE   s
         business operations through contractual agreements between the VIE and your Wholly
         Foreign-Owned Enterprise (WFOE). We also note your disclosure on page 69 that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We further note your disclosure that the British Virgin Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.
          Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE throughout your filing. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear
 Jingyan Wu
FirstName  LastNameJingyan Wu
EZGO Technologies  Ltd.
Comapany
June       NameEZGO Technologies Ltd.
     14, 2022
June 14,
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         description of the conditions you have satisfied for consolidation of the VIE under U.S.
         GAAP. Additionally, your disclosures should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

12. We note your risk factor disclosure on page 16 that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, you could be subject to severe penalties or be forced to relinquish your interests in those operations. Please revise your risk factor to also disclose that if you are unable to assert contractual control over the assets of your PRC subsidiaries or the VIE that conduct all or substantially all of your operations the securities you have registered may decline in value or become worthless.
13. We note your risk factor disclosures on pages 28 and 38 regarding the difficulty of bringing actions and enforcing judgements against your officers and directors due to the fact that they are located in China. Please also include a separate Enforceability section in your annual report that discusses the difficulty of bringing actions and enforcing judgements against your officers and directors located in China.

Item 4. Information on the Company
Recent Regulatory Developments in China, page 59

14. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please enhance your disclosure here, and under risk factors, to further explain how this oversight impacts your business and also disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

VIE Financial Information, page 71

15. We note the consolidated VIE and its subsidiaries constitute a material part of your consolidated financial statements and we note you present tabular condensed consolidating schedules that provide disaggregated operations and depict financial position, cash flows, and results of operations as of the same dates and for the same periods that audited consolidated financial statements are required. Please revise your schedules to address the following:
             disaggregate and present a separate column for the WFOE that is the primary beneficiary of the VIE from other Non-VIE Subsidiaries;
             revise the WFOE columns under the statements of operations information to separately present the inter-company service fees which it is entitled to under the VIE
 Jingyan Wu
EZGO Technologies Ltd.
June 14, 2022
Page 6
              Agreements and the related receivables since the WFOE does not own an equity interest in the VIE and is not entitled to share its income
(loss) and revise the VIE
              columns under the statements of operations information to separately present the inter-company service expense which it is required to pay under the VIE Agreements and the related payables; and
                provide a cross-reference to these schedules at the onset of
Item 3.
Item 15. Controls and Procedures
(c) Management's Report on Internal Control Over Financial Reporting, page 125

16. We note your disclosure that this annual report on Form 20-F does not include a report of management's assessment regarding internal control over financial reporting as of
         September 30, 2021 due to a transition period established by rules of the SEC for newly public companies. Based on the fact that you filed an annual report on Form 20-F for the prior fiscal year, it is not clear how you determined you are not required to include a
         report of management   s assessment of internal control over financial
reporting in the
         current Form 20-F. Please provide management's report on internal control over financial reporting in accordance with Item 15 of Form 20-F or help us understand why you believe you it is not required. In this regard, we also note that on page 10 you disclose you are required to file a report by your management on your internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Consolidated Financial Statements
15. Equity, page F-30

17. Based on the amounts of restricted net assets you disclose, it is not clear how you determined parent company only financial statements for each period presented are not required by Rule 12-04 of Regulation S-X and Item 18 of Form 20-F. Please advise or revise.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at
202-551-
3709 with any questions.



FirstName LastNameJingyan Wu                                  Sincerely,
Comapany NameEZGO Technologies Ltd.
                                                              Division of
Corporation Finance
June 14, 2022 Page 6                                          Office of
Manufacturing
FirstName LastName